June 1, 2005

Mr. Jim Allegretto
Senior Assistant Chief Accountant
United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:      PNM Resources, Inc.
            File No.  333-32170
            Form 10-K for the year ended December 31, 2004

Dear Mr. Allegretto:

This letter is in response to your correspondence dated May 10, 2005, regarding our response dated April 4, 2005 to comment 3 of your correspondence dated March 23, 2005 and our response dated April 27, 2005 to comment 1 of your correspondence dated April 13, 2005.  Our response to your additional comments is as follows.

  We note your response to comment 1.  We understand you may not have a legal obligation to decommission your fossil generating units.  Absence of a legal obligation justifies not accruing a decommissioning liability in advance, as required under SFAS no. 143.  However, it is still unclear why you have recorded amounts previously collected in rates for decommissioning as part of the cumulative income effect, as opposed to a regulatory liability.  You indicated that "there is no legal commitment embodied in rates or NMPRC orders.that would require refund.".  You also indicate that depreciation rates were adjusted to reflect an ARO approach to determining closure expense subsequent to 6/30/03; which we assume means that depreciation rates excludes closure costs for fossil fuel plants.  If otherwise, please advise what you mean by this statement.  You finally indicate that the new "Depreciation Rule" will result in no significant over-accrual and hence no refund obligation.  We do not understand how the progression of these statements leads you to your conclusion.  Therefore, please explain in detail why you recorded a cumulative income effect, as opposed to a regulatory liability.  To the extent you have obtained an opinion of council or there is any relevant jurisdictional precedent or regulatory approval for collection of amounts that may never be expended and thus be retained by the company should be fully explained.  We may have further comment.

Legal Obligation to Remove Long-Lived Assets.  In order to determine if PNM Resources, Inc. (the "Company") had a legal obligation to remove its long-lived assets, the Company reviewed a number of different materials, including:  1) federal and state environmental laws, regulations and permits related to generation assets; 2) construction, operating and participation agreements for participant owned generation assets; 3) pollution control bond agreements related to pollution control facilities at the generation facilities; 4) water contract agreements; 5) power purchase agreements; 6) transmission participation agreements; 7) interconnection agreements; 8) right-of-way agreements; 9) franchise agreements; 10) switchyard agreements; 11) leases; and 12) the significant cases that deal with the retirement or decommissioning costs of generating plants before the New Mexico Public Regulation Commission ("NMPRC"), primarily Case No. 2567 (which implemented a companion case, No. 2530).  These cases were discussed in our letter dated April 27, 2005.  From these review activities, the Company concluded there was a legal obligation to decommission only a small portion of its fossil-fuel generating units.

No Refund Obligation. In determining whether the Company's wholly-owned subsidiary, Public Service Company of New Mexico ("PNM"), had an obligation to refund amounts previously collected in rates for decommissioning expenses for PNM's fossil fuel units, the Company reviewed the law applicable to utility refund obligations.  The following is a summary of the Company's analysis.

New Mexico has for a long time followed the generally-accepted ratemaking principle prohibiting retroactive ratemaking.  In State Corporation Commission v. Mountain States Telephone & Telegraph Co., 54 N.M. 315, 338, 224 P.2d 155, 170 (1950), the New Mexico Supreme Court held that losses in a past period cannot be made up by adjustments to future earnings.  In New Mexico Electric Service Co. v. New Mexico Public Service Commission, 84 N.M. 683, 472 P.2d 648 (1970), the utility had received a refund from its wholesale power supplier and had passed on the refund only to customers who had contracts requiring that the refunds be passed on.  The general body of ratepayers, however, did not receive a refund.  The Court held that the New Mexico Public Utility Act (the "Act") did not provide authority to order refunds of rates already collected unconditionally.  The Act has not been amended in a way that would nullify that ruling.

The refund prong of the retroactive ratemaking prohibition has been described as follows:   "Once rates are set by a regulating agency in accordance with statutory guidelines, the revenues realized belong to the company.  The amount, if any, remaining after paying taxes, and operating expenses, including expenses of depreciation, is the company's compensation for the use of its property."  Connecticut Light & Power Co. v. Department of Public Utility Control, 40 Conn. Supp. 520, 536, 516 A.2d 888, 896 (1986).  Citing Board of Public Utility Commissioners v. New York Telephone Co., 271 U.S. 23, 32 (1926), the Connecticut court noted that where a utility has charged excessive depreciation and so created a reserve account balance greater than required, the utility cannot be compelled to apply that excessive balance to overcome deficits in future earnings:  "[T]he law does not require the company to give up for the benefit of future subscribers any part of its accumulations from past operations."  516 A.2d at 896.

Attached as Exhibit 1 to this response is the full cite regarding the Board of Public Utility Commissioners vs. New York Telephone Co.

In order to avoid the application of the retroactive ratemaking prohibition, the ratemaking agency must impose conditions on the collection of rates making them subject to refund under specified circumstances.  Thus, establishing interim rates that are subject to refund or recoupment is permissible. U S West Communications, Inc. v. New Mexico State Corporation Commission, 127 N.M. 254, 980 P.2d 37 (1999).  And, the NMPRC has long used automatic adjustment clauses with "balancing accounts" to more precisely match volatile fuel and purchased power expenses with associated revenue collections.  In this case, however, the NMPRC set unconditional rates which were not subject to refund.  Rather, through its Depreciation Rule (discussed in our previous correspondence), the NMPRC adjusts the depreciation reserve periodically and prospectively so that at any particular point in time there are not substantial over- or under-accruals in the reserve.  These adjustments do not include a refund obligation.  The NMPRC's acceptance of the latest depreciation study in 2003 which recalibrated the depreciation reserve to recognize the elimination of full decommissioning of fossil-fuel generating plants as an assumption in setting rates further demonstrates the lack of future refund exposure in this regard. Thus, the Company concluded PNM had no legal obligation to refund amounts previously collected in rates for decommissioning expenses for PNM's fossil fuel units.

Other Relevant Information.  The Company's auditors Deloitte & Touche LLP (lead partner on the engagement, the concur partner and the national utilities director) have reviewed the responses that we have supplied to the SEC regarding the conclusions reached for the adoption of SFAS-143 and are in agreement with the Company's accounting treatment, i.e., the recording of the cumulative effect for amounts previously collected for fossil fuel decommissioning costs.

The Company also did a review of the 10K's of two other utilities that operate within the state of New Mexico that are regulated by the NMPRC to determine how these utilities accounted for the adoption of SFAS-143.  One of the utilities that has an ownership in a coal-fired plant located in New Mexico recorded a cumulative effect for amounts related to decommissioning of this facility, similar to how the Company accounted for previously collected fossil-fuel decommissioning costs.  The other utility did not have any specific disclosures related to its adoption of SFAS-143.

Conclusions.  The Company completed its review of the agreements described above, regulatory cases and law relevant to a determination of its legal obligation to decommission, the law relevant to its refund obligations, and the relevant authoritative accounting literature, and concluded that there was a legal obligation to decommission only a small portion of its fossil fuel generating units and no legal obligation to refund amounts previously collected in rates for decommissioning expenses for PNM's fossil fuel units.  The Company established the appropriate asset retirement obligation for the specific fossil-fuel generation assets, as the Company had no legal obligation to refund the amounts previously collected in rates for decommissioning expense, the Company recognized the remaining difference as a cumulative effect to income in accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations".

We hope this response provides you all the information you need.  If you have further accounting questions, you may contact me at (505) 241-4615, or for legal questions Pat Ortiz, General Counsel, at (505) 241-2896.

Sincerely,

/s/ Tom Sategna
Vice President and Corporate Controller

cc:  Robert Babula, SEC Division of Corporate Finance
       Mike Rico, PNM Resources, Inc.

EXHIBIT 1

In Board of Public Utility Commissioners v. New York Telephone Co., 271 U.S. 23 (1926), the United States Supreme Court affirmed a lower court decision enjoining rates established by the New Jersey Board of Public Utility Commissioners.  The Board had refused to increase rates despite the utility's claim of a revenue deficiency, essentially finding that the company had incurred excessive depreciation charges in the past, creating a reserve depreciation account greater than required to adequately maintain its property.  As a result, the Board deducted from depreciation expense and added to net earnings an amount sufficient to make up the revenue deficiency.  The resulting shortage in depreciation expense was then to be made up out of the balance in the reserve account built up in prior years.  In rejecting this ratemaking method, the Court stated, at 31-32:

The customers are entitled to demand service and the company must comply.  The company is entitled to just compensation and, to have the service, the customers must pay for it.  The relation between the company and its customers is not that of partners, agent and principal, or trustee and beneficiary..The revenue paid by the customers for service belongs to the company.  The amount, if any, remaining after paying taxes and operating expenses including the expense of depreciation is the company's compensation for the use of its property.  If there is no return, or if the amount is less than a reasonable return, the company must bear the loss.  Past losses cannot be used to enhance the value of the property or to support a claim that rates for the future are confiscatory..And the law does not require the company to give up for the benefit of future subscribers any part of its accumulations from past operations.  Profits of the past cannot be used to sustain confiscatory rates for the future.

Customers pay for service, not for the property used to render it.  Their payments are not contributions to depreciation or other operating expenses or to capital of the company.  By paying bills for service they do not acquire any interest, legal or equitable, in the property used for their convenience or in the funds of the company.  Property paid for out of moneys received for service belongs to the company just as does that purchased out of proceeds of its bonds and stock.  It is conceded that the exchange rates complained of are not sufficient to yield a just return after paying taxes and operating expenses, including a proper allowance for current depreciation.  The property or money of the company represented by the credit balance in the reserve for depreciation cannot be used to make up the deficiency. (Citations omitted.)

The New Mexico Supreme Court has agreed with these principles.  In affirming a lower court decision reversing a New Mexico Public Service Commission decision ordering refunds to customers of wholesale power refunds the utility had received from its supplier, the Court rejected an argument that the refunds constituted a trust fund that belonged to ratepayers.  New Mexico Electric Service Co. v. New Mexico Public Service Commission, 84 N.M. 683, 685, 472 P.2d 648, 650 (1970).  And, in another context, the New Mexico Supreme Court has cited favorably to the passage from the New York Telephone opinion quoted above.  Gas Company of New Mexico v. New Mexico Public Service Commission, 100 N.M. 740, 743, 676 P.2d 817 (1984).